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                                 COLUMBIA FUNDS
                             1301 S.W. FIFTH AVENUE
                               PORTLAND, OR 97201

                                                  July 9, 2002

VIA EDGAR TRANSMISSION
----------------------

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Registration Statement on Form N-14
          Columbia Common Stock Fund, Inc.
          (Securities Act File No. 333-91978)
          -----------------------------------

Ladies and Gentlemen:

     On Wednesday, July 3, 2002, the Columbia Growth Fund, Inc. (the "Columbia Growth Fund") filed a Registration Statement on Form N-14 with the Commission. The Registration Statement purports to register shares of the Columbia Growth Fund in connection with the proposed acquisition of the Galaxy Large Cap Growth Fund, a series of The Galaxy Fund. The Columbia Growth Fund's EDGAR filing agent inadvertently filed the Registration Statement using the CCC and CIK numbers for the Columbia Common Stock Fund, Inc., a sibling registered investment company to the Columbia Growth Fund within the Columbia Funds complex. The submission was accepted by the Commission on July 3, 2002 (Accession Number:
0000950135-02-003257).

     On the advice of Mr. Shaswat Das of the Commission staff, the Columbia Common Stock Fund, Inc. hereby requests that the filing of this Registration Statement on Form N-14 be withdrawn pursuant to Rule 477(a) under the Securities Act of 1933. The Columbia Growth Fund will refile the Registration Statement using the correct CCC and CIK numbers.

                                           Sincerely,

                                           /s/ Mark A. Wentzien
                                           Mark A. Wentzien
                                           Secretary



cc:  Kenneth Greenberg, Esq.
     John M. Loder, Esq.
     Brian D. McCabe, Esq.